Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wipro Limited:

We consent to the incorporation by reference in the registration statement (No. 333-123043) on Form S-8 of Wipro Limited of our report dated June 02, 2017 except for Note 17 and 25, which are as of June 28, 2018, with respect to the consolidated statement of financial position of Wipro Limited and its subsidiaries as of March 31, 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2017, which report appears in the March 31, 2018 annual report on Form 20-F of Wipro Limited.

/s/ KPMG

Bangalore, India

June 28, 2018